United States
Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULES 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2004

Alcatel

54, rue La Boétie, 75008, Paris, France

SIGNATURE
Press release

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alcatel
Date: April 30th, 2004	By:	/s/ Jean-Pascal Beaufret
Jean-Pascal Beaufret
Chief Financial Officer

Press release

Alcatel reports first quarter 2004 results

First quarter highlights:

•	Sales about stable year over year

•	Gross margin up at 36.6%

•	Income from operations at Euro 80 million at 2.9% of sales, up 8 points year over year

•	EPS (pre goodwill) positive at Euro 0.18, and Euro 0.10 after goodwill

Paris, April 30, 2004 – Alcatel’s Board of Directors (Paris: CGEP.PA and NYSE: ALA) reviewed and approved first quarter 2004 results. Sales were registered at Euro 2,740 million compared with Euro 2,828 million in the first quarter 2003, down 3% at actual exchange rate and up 2% at a constant rate. The gross margin improved to 36.6% compared to 30.3% in the first quarter last year. Income from operations amounted to Euro 80 million, with all business segments positive, compared with a loss of Euro (150) million in the same period last year. Net income (pre-goodwill) for the quarter was registered at Euro 234 million or diluted Euro 0.18 per share (USD 0.22 per ADS) and net income after goodwill at Euro 134 million or diluted Euro 0.10 per share (USD 0.12 per ADS).

Serge Tchuruk, Chairman and CEO summarized the Board’s observations:

“Our performance in Q1 2004 is a clear confirmation that Alcatel is on the right track. With the sales decline stopping, our margins can now benefit from the intense restructuring which has been carried out. We are pleased to see, in this traditionally weak quarter, positive operating income generated in all segments and our earnings per share getting back in the black (even without the capital gain of the SAFT divestment, the pre goodwill EPS is at breakeven).

Our key strategic choices have been validated by recent accomplishments. Partnerships are being set up in areas where consolidation can generate future value while suppressing the burden on our operating income from formerly stand-alone operations. We are confident that our cooperation with Draka, creating the number 2 world player in fiber optics, and with TCL, creating a major force in cellular handsets, will change the world landscape in these markets. In parallel, our order intake reflects the pay off of our focus on next generation technologies which can differentiate Alcatel: their growing traction is largely driving our positive revenue outlook for the rest of the year, in a market which otherwise remains uncertain. Private Communications will continue to benefit from advances in IP telephony, interaction management and our world leading technology in rail control and communication networks. The Evolium range of solutions for mobile equipment and applications will be further enhanced with unique features supporting a projected growth in sales for the full year. Finally, breakthroughs in IP service routing, next generation optical systems, multimedia wireline solutions for VoIP and triple play applications are set to sustain Fixed Communications revenues.”

Outlook
“At this point, we are upgrading our expectations of year over year revenue growth going forward, both for the coming quarters and for the full year 2004. For the second quarter, as well as for full year, we expect high single digit year over year sales growth at a constant Euro/Dollar rate, which translates into significant growth at the current rate. EPS (pre-goodwill) should be positive for the second quarter and should become substantial for the full year.”

	First	First	Full
Key Figures	Quarter	Quarter	Year
In Euro million except for EPS	2004	2003*	2003
Profit & Loss
Net Sales	2,740	2,828	12,513
Income from Operations	80	(150)	332
Net Income pre-Goodwill & MI	234	(314)	(1,346)
Net Income	134	(461)	(1,944)
EPS diluted	0.10	(0.35)	(1.46)
E/ADS**	0.12	(0.43)	(1.80)
Number of diluted shares (in billions)	1,360	1,323	1,332

*	Figures for First Quarter 03 have been restated to reflect the disposal of the Optronics and Battery divisions.

**	E/ADS has been calculated using the US Federal Reserve Bank of New York noon euro/dollar buying rate of USD 1.23 as of March 31, 2004.

Note: Under a new accounting presentation relating to R&D, as part of the changeover to IFRS beginning January 1, 2005, Q1 2004 sales include Euro 14 million of revenue from licenses and R&D grants. The gross margin now includes these revenues and grants on one hand and customer funded research on the other, which together results in an impact of 0.7 points.

First Quarter Business Update

	First	First
Segment Breakdown	Quarter	Quarter	Full Year
In Euro million	2004	2003*	2003
Sales
Fixed Communications	1,164	1,315	5,708
Mobile Communications	757	798	3,539
Private Communications	865	817	3,627
Other & Eliminations	(46)	(102)	(361)

Total	2,740	2,828	12,513

Income from Operations
Fixed Communications	22	(81)	127
Mobile Communications	70	15	226
Private Communications	35	(34)	123
Other & Eliminations	(47)	(50)	(144)

Total	80	(150)	332

*	Figures for First Quarter 03 have been restated to reflect the disposal of the Optronics and Battery divisions.

In order to provide a more accurate view of business trends compared to the same period last year, the following comments are based on year over year comparisons.

Fixed communications

First quarter revenue decreased by 11.5% to Euro 1,164 million from Euro 1,315 million in Q1 2003, mainly due to a soft quarter in optics, preceding the anticipated upturn in the optics market, and a one-off registered in Q1 2003 in circuit switching. However, good growth was seen in access, data and solutions. Double-digit growth was registered in data and the sales in the solutions division nearly doubled compared to the same quarter last year. A total of 5.5 million DSL lines were delivered during the quarter, indicating the continuing strength of this market segment and justifying the substantial investment that continues in order to position for new technology introductions in the coming quarters. The IP service routing business added nine new customers in the quarter, making a total of twenty customers to date. MSWAN sales also boosted the revenue and underpinned the market share increases that were seen in the previous quarter. The solutions activity substantial revenue growth was driven by successes in multimedia applications and deployment of softswitches for both residential and business services. Twelve new customers were added in the quarter for our NGN/VoIP portfolio. While the optics revenue has not yet reflected the market upturn, nine new customers were nevertheless added for the data-aware OMSN products and ten new customers in metro WDM.

Income from operations amounted to Euro 22 million compared with a loss of Euro (81) million in the comparable period last year, with a significant contribution coming from the broadband access activity. Voice networks was a minor contributor while optical network’s results continued to improve thanks to on-going cost cutting. Even though the IP division substantially invested in R&D to maintain its technological leadership, it made a positive contribution to the segment’s operating results.

Mobile communications

First quarter revenue decreased by 5.1% to Euro 757 million from Euro 798 million in Q1 2003. Mobile networks showed good growth in Western Europe and Africa as well as China, while the other regions in the world were less robust. The segment also benefited from an increase in 3G sales. The business recorded double-digit growth in its mobile core business and continued to see momentum in next generation applications such as video and convergent payment as well as in messaging, with more than 135 mobile customers in this domain. However, the wireless transmission business, which registered a revenue decrease while transitioning to a new product release, did affect the revenue of the Mobile Communications Group. The handset business saw increased volumes to 1.9 million compared to 1.7 million in the first quarter last year, offset by price declines. Mobile handset sales were reflected in the consolidated financial statements.

Income from operations amounted to Euro 70 million compared to Euro 15 million in Q1 2003. Mobile networks made a very significant contribution, with substantial double-digit margins, as well as mobile solutions, which turned in a solid performance. The handset business continued to weigh on the profitability of the segment.

Private communications

First quarter revenue increased by 5.9% to Euro 865 million compared with Euro 817 million in Q1 2003. The enterprise solutions business registered a solid quarter with the IP/PBX activity continuing to grow substantially and resulting in a market share increase, particularly in Europe, once again confirming its leadership position. In addition, more than 50 customers today are using products coming from Alcatel’s unified communications suite. Genesys also grew its business, especially in North America where it registered some significant wins, which brought in over 50 new customers during the quarter. The rail control systems activity registered substantial growth during the quarter and booked one of the largest contracts ever awarded for train detection for an operator in Asia Pacific. The space activity also registered an increase, benefiting from a good order backlog. The integration and services business registered strong activity in the private, non-carrier arena, while seeing a weaker level of activity in the carrier space.

Income from operations amounted to Euro 35 million compared to a loss of Euro (34) million in Q1 2003. All divisions were profitable with significant contributions coming from enterprise and rail control systems and to a lesser extent space and integration and services.

Alcatel will host an audio webcast at 1:00 p.m. Paris time (12:00 p.m. London and 7:00 a.m. New York), which can be accessed at http://www.alcatel.com/1q2004/ or http://www.alcatel.fr/1q2004.

First quarter 2004 results (unaudited)

PROFIT AND LOSS STATEMENT (Figures for First Quarter 03 have been restated to reflect the disposal of the Optronics and Battery divisions)

➢	Net Sales: Euro 2,740 million vs. Euro 2,828 million in Q1 03, down 3.1%

➢	Geographical distribution of sales:

W. Europe:	43%
Other Europe:	7%
North America:	15%
Asia:	16%
RoW:	19%

➢	Gross margin: 36.6% (30.3% for Q1 2003)

➢	Selling, general and administration (“SG&A”) costs: Euro (533) million (19.5% of sales)

➢	Research and development (“R&D”) expenses: Euro (389) million (14.2% of sales)

➢	Income (loss) from operations: Euro 80 million

➢	Earnings before tax and amortization of goodwill: Euro 213 million and included:

¡	Interest paid on convertible bonds Euro (11) million

¡	Net financial loss of Euro (36) million

¡	Restructuring costs of Euro (64) million

¡	Net other revenue/(expenses) of Euro 244 million

➢	Net Income Pre-Goodwill and Minority Interest: Euro 234 million

➢	Net Income: Euro 134 million and included a related tax income of Euro 16 million, share in net income of equity affiliates and discontinued activities of Euro 5 million, goodwill amortization of Euro (104) million, R&D in progress of Euro (1) million, and minority interests of Euro 5 million.

➢	Diluted EPS: Euro 0.10 per share (USD 0.12 per ADS), pre-goodwill Euro 0.18 per share (USD 0.22 per ADS) based on an average of 1.36 billion diluted shares

BALANCE SHEET ITEMS:

➢	Operating working capital: Euro 325 million (2.6% of last 12 months sales)

➢	Cash and equivalents: Euro 5,560 million

➢	Net Cash: Euro 605 million

➢	Gearing: (17%)

➢	Operating Cash Flow: Euro (479) million

About Alcatel
Alcatel provides communications solutions to telecommunication carriers, Internet service providers and enterprises for delivery of voice, data and video applications to their customers or to their employees. Alcatel leverages its leading position in fixed and mobile broadband networks, applications and services to bring value to its customers in the framework of a broadband world. With sales of EURO 12.5 billion in 2003, Alcatel operates in more than 130 countries. For more information, visit Alcatel on the Internet: http://www.alcatel.com

“Safe Harbor” statement under the Private Securities Litigation Reform Act of 1995: This press release contains forward-looking statements relating to (i) Alcatel’s performance in future periods, including without limitation, with respect to second quarter and full year 2004 revenue, income from operations and earnings per share (EPS) (ii) the benefits to Alcatel in 2004 from its restructuring efforts, (iii) improvements in margins, and (iv) benefits that will result from strategic partnerships. These forward looking statements are based on current expectations, forecasts and assumptions that involve risks and uncertainties that could cause actual outcomes and results to differ materially from those projected. These risks and uncertainties include: whether Alcatel can continue to implement its cost cutting and restructuring efforts and whether these efforts will achieve their expected benefits, including contributing to improved net income, among other benefits; the economic situation in general (including exchange rate fluctuations), and uncertainties in Alcatel’s customers’ businesses in particular; customer demand for Alcatel’s products and services; control of costs and expenses; international growth; conditions and growth rates in the telecommunications industry and general domestic and international economic conditions; and the impact of each of these factors on expected sale increases and realization of positive net income. For a further list and description of such risks and uncertainties, see the reports filed by Alcatel with the Securities and Exchange Commission. Alcatel disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Alcatel Press Contacts
Aurélie Boutin / HQ	Tel :+ 33 (0)1 40 76 11 79	Aurelie.Boutin@alcatel.com
Régine Coqueran / HQ	Tel :+ 33 (0)1 40 76 49 24	Regine.coqueran@alcatel.com

Alcatel Investor Relations
Laurent Geoffroy	Tel : +33 (0)1 40 76 50 27	Laurent.geoffroy@alcatel.com
Pascal Bantégnie	Tel : +33 (0)1 40 76 52 20	Pascal.bantegnie@alcatel.com
Peter Campbell	Tel : +33 (0)1 40 76 13 11	Peter.campbell@alcatel.com
Charlotte Laurent-Ottomane	Tel : +1 703 668 3571	Charlotte.laurent-ottomane@alcatel.com

Upcoming Events/Announcements

June 4	Shareholders General Meeting, Paris
July 29	2nd quarter 2004 earnings release
October 28	3rd quarter 2004 earnings release
December 2	Analyst’s Day, Paris